UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of June 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 June 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 8 June 2026 entitled ‘Issue of Shares’.
99.3Stock Exchange announcement dated 9 June 2026 entitled ‘Appendix Y – Change of Director’s Interest Notice’.
99.4Stock Exchange announcement dated 9 June 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’,
99.5Media Release dated 12 June 2026 entitled ‘China Baowu and Rio Tinto complete Pilbara Blend iron ore pelletisation and direct reduction trials’.
99.6Stock Exchange announcement dated 18 June 2026 entitled ‘Application for admission of shares’.
99.7Media Release dated 23 June 2026 entitled ‘BHP, Rio Tinto and Caterpillar launch battery-electric haul truck trial in the Pilbara’.
99.8Stock Exchange announcement dated 30 June 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.9Media Release dated 30 June 2026 entitled ‘Rio Tinto and Government of Mongolia agree to adjust Oyu Tolgoi shareholder loan interest rate’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Matthew Whyte	By	/s/ Tim Paine
Name	Matthew Whyte	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 July 2026	Date	1 July 2026